Exhibit 99.1

Itaú Corpbanca Announces Second Quarter 2017 Management Discussion & Analysis Report
Santiago, Chile, July 31, 2017. ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) announced today its Management Discussion & Analysis Report ("MD&A Report") for the second quarter ended June 30, 2017.
In order to allow for comparison with periods prior to 2017, historical pro forma data of the consolidated combined results of Banco Ita Chile ("Ita Chile") and Corpbanca -deconsolidating our former subsidiary SMU Corp (which after the merger was no longer considered strategic) and excluding non-recurring events- is presented in this MD&A Report when appropriate. The pro forma income statements for the periods prior to the second quarter of 2016 and for the six months ended June 30, 2016 have been calculated as if the merger of Ita Chile with and into Corpbanca occurred on January 1, 2015.
The pro forma information presented in this report is based on (i) the combined consolidated historical unaudited financial statements of each of Corpbanca and Itaú Chile, as filed with the "Superintendencia de Bancos e Instituciones Financieras" ("SBIF"), (ii) the deconsolidation of SMU Corp S.A. unaudited financial statements, as filed with the SBIF and (iii) the exclusion of non-recurring events.
The pro forma combined financial information included in the MD&A Report is provided for illustrative purposes only, and does not purport to represent what the actual combined results of Itaú Chile and Corpbanca could have been had the acquisition occurred as of January 1, 2015.
For more information, please refer to the following link:
http://www.capitallink.com/press/2017 Q2 Earnings Release.pdf

About Itaú Corpbanca
ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) is the entity resulting from the merger of Banco Itaú Chile with and into Corpbanca on April 1, 2016. The current ownership structure is: 35.71% owned by Itaú Unibanco, 31.00% owned by CorpGroup and 33.29% owned by minority shareholders. Itaú Unibanco is the sole controlling shareholder of the merged bank. Within this context and without limiting the above, Itaú Unibanco and CorpGroup have signed a shareholders' agreement relating to corporate governance, dividend policy (based on performance and capital metrics), transfer of shares, liquidity and other matters.
The merged bank has become the fourth largest private bank in Chile and will result in a banking platform for future expansion in Latin America, specifically in Chile, Colombia, Peru, and Central America. Itaú Corpbanca is a commercial bank based in Chile with operations also in Colombia and Panama. In addition, Itaú Corpbanca has a branch in New York and a representative office in Madrid. Focused on large and medium companies and individuals, Itaú Corpbanca offers universal banking products. In 2012, the bank initiated a regionalization process and as of the date hereof has acquired two banks in Colombia -Banco Corpbanca Colombia and Helm Bank-, becoming the first Chilean bank having banking subsidiaries abroad. The merger with Banco Itaú Chile and the business combination of our two banks in Colombia, represent the continued success of our regionalization process.
As of June 30, 2017, according to the Chilean Superintendency of Banks, Itaú Corpbanca was the fourth largest private bank in Chile in terms of the overall size of its customer loan portfolio, equivalent to 11.2% market share.

As of May 31, 2017, according to the Colombian Superintendency of Finance, Itaú Corpbanca Colombia was the sixth largest bank in Colombia in terms of total loans and also the sixth largest bank in Colombia in terms of total deposits, as reported under local regulatory and accounting principles. As of the same date, its market share by loans reached 5.3%.
Investor Relations – Itaú Corpbanca
+56 (2) 2660-1701 / IR@corpbanca.cl

Itaú CorpBanca

2Q 2017

Management Discussion & Analysis

CONTENTS

04	Management Discussion & Analysis

06	Executive Summary Income Statement and Balance Sheet Analysis
16
	18	Managerial results - Breakdown by country
	20	Managerial results - Breakdown for Chile
	30	Managerial results - Breakdown for Colombia
	40	Balance Sheet
	42	Solvency Ratios

44	Additional Information

This report is based on Itaú CorpBanca audited financial statements for 2Q'17, 1Q'17 and 2Q'16 prepared in accordance with the Compendium of Accounting Norms of the Superintendence of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras, or SBIF) pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the SBIF.

Solely for the convenience of the reader, U.S. dollar amounts (US$) in this report have been translated from Chilean nominal peso (Ch$) at our own exchange rate as of June 30, 2017 of Ch$663.97 per U.S. dollar. Industry data contained herein has been obtained from the information provided by the SBIF.

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Itaú

2nd quarter of 2017

Management Discussion & Analysis

Itaú CorpBanca

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Management Discussion & Analysis	Executive Summary

Itaú CorpBanca Pro forma Information
Itaú CorpBanca is the entity resulting from the merger of Banco Itaú Chile "Itaú Chile" with and into CorpBanca, which was consummated on April 1, 2016 ("the Merger"). After the Merger, the surviving entity's name changed to "Itaú CorpBanca" ("the Bank"). The legal acquisition of Itaú Chile by CorpBanca is deemed a reverse acquisition pursuant to standard N° 3 of the International Financial Reporting Standards (or IFRS). Itaú Chile (the legal acquiree) is considered the accounting acquirer and CorpBanca (the legal acquirer) is considered the accounting acquiree for accounting purposes. Therefore, in accordance with IFRS after the date of the Merger, Itaú CorpBanca's historical financial information (i) reflects Itaú Chile - and not CorpBanca - as the predecessor entity of Itaú CorpBanca, (ii) includes Itaú Chile's historical financial information, and (iii) does not include CorpBanca's historical financial information.

Additionally, after the Merger our investment in SMU Corp S.A. ("SMU Corp") was no longer considered strategic. Therefore, the status of this investment changed to "available for sale" for accounting purposes. In 2016, the Bank estimated that the sale of Itaú CorpBanca´s investment in SMU Corp was highly likely1. Therefore, in accordance with standard N° 5 of IFRS as of June 30, 2016 SMU Corp ceased to be consolidated in the Financial Statements of Itaú CorpBanca. SMU Corp was a joint venture with SMU S.A. ―SMU is a retail business holding company controlled by CorpGroup― whose sole and exclusive purpose was the issuance, operation and management of "Unimarc" credit cards to customers of supermarkets associated with SMU.

In order to allow for comparison with periods prior to 2017, historical pro forma data of the consolidated combined results of Itaú Chile and CorpBanca —deconsolidating our former subsidiary SMU Corp and excluding non-recurring events— is presented in this Management Discussion & Analysis report ("MD&A Report") when appropriate. The pro forma income statements for the periods prior to the second quarter of 2016 and for the six months ended June 30, 2016 have been calculated as if the Merger occurred on January 1, 2015. The pro forma information presented here is based on (i) the combined consolidated historical unaudited Financial Statements of each of CorpBanca and Banco Itaú Chile as filed with the SBIF, (ii) the deconsolidation of SMU Corp unaudited Financial Statements as filed with the SBIF and (iii) the exclusion of non-recurring events.

The pro forma combined financial information included when appropriate in the MD&A Report is provided for illustrative purposes only, and does not purport to represent what the actual combined results of Itaú Chile and CorpBanca could have been if the acquisition occurred as of January 1, 2015.

We present below pro forma financial information and operating information of Itaú CorpBanca in order to allow the analysis on the same basis of comparison as the financial information presented as of June 30, 2017 and for the three months ended June 30, 2017.

Itaú CorpBanca Highlights

In Ch$ million (except where indicated), end of period		2Q17	1Q17	2Q16	1H17	1H16[1]
Results	Recurring Net Income	49,519	26,339	54,155	75,857	57,493
	Net Operating Profit before loan losses [2 3]	275,820	247,287	261,689	523,108	502,627
	Net Interest Income	192,804	183,876	195,533	376,680	384,820
Performance	Recurring RoTAA, over Avg. total adjusted assets [4 5]	0.7%	0.4%	0.7%	0.5%	0.4%
	Recurring RoTAE [4 6]	10.8%	5.9%	11.8%	8.4%	6.8%
	Risk Index (Loan loss allowances / Total loans)	3.0%	2.9%	2.6%	3.0%	2.6%
	Nonperforming Loans Ratio (90 days overdue) - Total	1.8%	1.8%	1.4%	1.8%	1.4%
	Nonperforming Loans Ratio (90 days overdue) - Chile	1.8%	1.8%	1.4%	1.8%	1.4%
	Nonperforming Loans Ratio (90 days overdue) - Colombia	2.0%	1.9%	1.5%	2.0%	1.5%
	Coverage Ratio (Loan Losses/NPL 90 days overdue) - Total	162.6%	162.8%	177.0%	162.6%	177.0%
	Efficiency Ratio (Operating expenses / Operating revenues)	54.6%	61.0%	51.4%	57.6%	54.6%
	Risk-Adjusted Efficiency Ratio (RAER)	79.5%	91.7%	73.3%	85.2%	87.6%
Balance Sheet	Total Assets	28,961,553	28,977,855	30,712,856		
	Gross Total Credit Portfolio	21,003,319	21,093,529	21,587,153		
	Total Deposits	14,313,150	14,877,303	17,149,246		
	Loan Portfolio/Total Deposits	146.7%	141.8%	125.9%		
	Equity shareholders	3,235,543	3,199,127	3,184,670		
	Tangible Equity Shareholders [6]	1,857,306	1,847,758	1,841,898		
Other	Total Number of Employees	9,533	9,505	9,859		
	Chile	5,929	5,902	6,195		
	Colombia	3,604	3,603	3,664		
	Branches	390	400	400		
	Chile	214	224	224		
	Colombia	176	176	176		
	ATM – Automated Teller Machines	669	674	684		
	Chile	493	497	504		
	Colombia	176	177	180		

Note: **(1)** For the managerial results prior to 2017, we have applied the combined consolidated historical unaudited Financial Statements of each of CorpBanca and Banco Itaú Chile as filed with the SBIF, the deconsolidation criteria for SMU Corp and excluding non-recurring events. **(2)** Net Operating Profit before loan losses = Net interest income + Commissions and Fees + Net total financial transactions + Other Operating Income, net. **(3)** We revised our criteria to reflect only the tax effect of the fiscal hedge as of 3Q 2016, though for comparison purpose we have adjusted accordingly previous periods. **(4)** Annualized figures when appropriate. **(5)** Total adjusted assets exclude goodwill and intangibles from business combination. **(6)** Tangible Equity: Shareholders equity net of goodwill, intangibles from business combination and related deferred tax liabilities; for further detailes see page 14 of this report.

Management Discussion & Analysis	Executive Summary

Management Discussion & Analysis	Executive Summary

Net Income and Recurring Net Income

Our recurring net income attributable to shareholders totaled Ch$49,519 million in the second quarter of 2017 as a result of the elimination of non-recurring events, which are presented in the table below, from net income attributable to shareholders of Ch$64,607 million for the period.

Non-Recurring Events
Events that are non-recurring and at the same time that are not part of our business are the following:
(a) Restructuring costs: One-time integration costs.
(b) Transactions costs: Costs related to the closing of the merger between Banco Itaú Chile and CorpBanca, such as investment banks, legal advisors, auditors and other related expenses.
(c) Regulatory / merger effects on loan loss provisions: Effects of one-time provisions for loan losses due to new regulatory criteria in 2016 and additional provisions for overlapping customers between Itaú Chile and CorpBanca.
(d) SBIF fine: Fine imposed by the SBIF which, as instructed by the regulator, was accounted for as an expense impacting 2015 Net Income.
(e) Loan loss provisions adjustments: Reversal of additional loan loss provisions to the regulatory minimum and provisions accounted through Price Purchase Allocation against Goodwill.
(f) Amortization of Intangibles generated through business combinations: Amortization of intangibles arising from business combination, such as costumer relationships.
(g) Accounting adjustments: Adjustments in light of new internal accounting estimates.
(h) Sale / revaluation of investments in companies: Refers to the sale of the participation in Sifin S.A. in 2015 and the revaluation of our stake in Credibanco after it was converted into a joint-stock company in 2016, both in Colombia.
Managerial Income Statement
For the managerial results, we adjust for non-recurring events (as previously detailed) and for the tax effect of the hedge of our investment in Colombia – originally accounted for as income tax expense on our Net Income and then reclassified to the Net Financial transaction. For tax purposes, the "Servicio de Impuestos Internos" (Chilean Internal Revenue Service) considers that our investment in Colombia is denominated in U.S. dollar. As we have to translate the valuation of this investment from U.S. dollar to Chilean peso in our book each month, the volatility of the exchange rate generates an impact on the net income attributable to shareholders. In order to limit that effect, management has decided to hedge this exposure with derivatives to be analyzed along with income tax expenses.
According to our strategy, we mitigate the foreign exchange translation risk of the capital invested abroad through financial instruments. As consolidated financial statements for Itaú CorpBanca use the Chilean peso as functional currency, foreign currencies are translated to Chilean peso. For our investment in Colombia we have decided to hedge this translation risk effect in our income statement.
In the second quarter of 2017, the Chilean peso appreciated 5.3% against the Colombian peso compared with a depreciation of 3.1% in the previous quarter. Approximately 25% of our loan portfolio is denominated in Colombian peso.
Complementary to the tax effect of hedge described above, we include other managerial reclassifications of P&L lines in order to provide a better clarity of our performance such as (i) the adjustment of the fair value hedge positions accounted for as a net interest income component together with the correspondent derivative in net total financial transactions; (ii) the reclassification of FX hedge positions of US$ denominated provisions for loan losses to result from loan losses; (iii) the reclassification of country-risk provisions to result from loan losses; (iv) some legal and notary costs from administrative expenses to net fee and commission income; (v) provisions for assets received in lieu of payment from net other operating income to result from loan losses; and since 2Q'17: (vi) the reversal of excess profit sharing provisions for some of our consolidated affiliates from other operating income, net to personnel expenses; and (vii) for some costs related to ATMs that were reclassified from net fee and commission income to administrative expenses on June, 2017 we adjusted the historical data accordingly to provide a better comparison basis.

Management Discussion & Analysis	Executive Summary

Accounting and Managerial Income Statement reconciliation for the past two quarters is presented below.

Management Discussion & Analysis	Executive Summary

We present below the managerial income statements with the adjustments presented on the previous page:

Income Statement

In Ch$ million	2Q17	1Q17	change		2Q16	change		1H17	1H16	change	
Net Operating profit before loan losses	**275,820**	**247,287**	**28,533**	**11.5%**	**261,689**	**14,131**	**5.4%**	**523,108**	**502,627**	**20,481**	**4.1%**
Net interest income	192,804	183,876	8,928	4.9%	195,533	(2,729)	-1.4%	376,680	384,820	(8,140)	-2.1%
Net fee and commission income	40,798	45,725	(4,927)	-10.8%	46,710	(5,912)	-12.7%	86,523	90,235	(3,712)	-4.1%
Net total financial transactions	43,283	25,679	17,604	68.6%	22,960	20,323	88.5%	68,962	37,487	31,475	84.0%
Other operating income, net	(1,064)	(7,992)	6,928	-86.7%	(3,514)	2,450	-69.7%	(9,057)	(9,915)	858	-8.7%
Result from loan losses	**(68,700)**	**(75,941)**	**7,240**	**-9.5%**	**(57,544)**	**(11,156)**	**19.4%**	**(144,641)**	**(165,761)**	**21,120**	**-12.7%**
Provision for loan losses	(82,711)	(82,631)	(80)	0.1%	(65,232)	(17,479)	26.8%	(165,341)	(178,914)	13,573	-7.6%
Recoveries of loans written-off as losses	14,010	6,690	7,320	109.4%	7,688	6,322	82.2%	20,700	13,153	7,548	57.4%
Net operating profit	**207,120**	**171,347**	**35,773**	**20.9%**	**204,145**	**2,975**	**1.5%**	**378,467**	**336,866**	**41,601**	**12.3%**
Operating expenses	**(150,492)**	**(150,727)**	**235**	**-0.2%**	**(134,399)**	**(16,093)**	**12.0%**	**(301,219)**	**(274,391)**	**(26,828)**	**9.8%**
Personnel expenses	(69,566)	(66,377)	(3,189)	4.8%	(68,389)	(1,177)	1.7%	(135,944)	(135,878)	(66)	0.0%
Administrative expenses	(70,494)	(74,543)	4,049	-5.4%	(59,101)	(11,393)	19.3%	(145,038)	(122,647)	(22,390)	18.3%
Depreciation and amortization	(10,431)	(9,806)	(625)	6.4%	(6,874)	(3,557)	51.7%	(20,238)	(15,815)	(4,422)	28.0%
Impaiments	-	-	-	-	(34)	34	-100.0%	-	(51)	51	-100.0%
Operating income	**56,628**	**20,620**	**36,008**	**174.6%**	**69,746**	**(13,118)**	**-18.8%**	**77,248**	**62,475**	**14,773**	**23.6%**
Income from investments in other companies	952	189	763	403.7%	348	604	173.6%	1,141	866	275	31.8%
Income before taxes	**57,580**	**20,809**	**36,771**	**176.7%**	**70,094**	**(12,514)**	**-17.9%**	**78,389**	**63,341**	**15,048**	**23.8%**
Income tax expense	(5,325)	4,167	(9,492)	-	(13,551)	8,226	-60.7%	(1,158)	(2,660)	1,502	-56.5%
Result from discontinued operations	-	-	-	-	-	-	-	-	-	-	-
Net income	**52,255**	**24,976**	**27,279**	**109.2%**	**56,543**	**(4,288)**	**-7.6%**	**77,231**	**60,680**	**16,551**	**27.3%**
Minority interests	**(2,736)**	**1,363**	**(4,100)**	**-**	(2,388)	**(349)**	**14.6%**	**(1,373)**	(3,187)	**1,814**	**-56.9%**
Net Income Attributable to Shareholders	**49,519**	**26,339**	**23,180**	**88.0%**	**54,155**	**(4,636)**	**-8.6%**	**75,857**	**57,493**	**18,365**	**31.9%**

Management Discussion & Analysis	Executive Summary

Net income analysis presented below is based on the Managerial Income Statement with the adjustments shown on page 8:
The recurring net income for the second quarter of 2017 amounted to Ch$49,519 million, representing an increase of Ch$23,180 million from the previous quarter and a decrease of Ch$4,636 million from the same period of the previous year.
The main positive highlights in the quarter when compared to the previous quarter were (i) a 68.6% increase in net total financial transactions due to counterparty risk reduction that benefited the mark to market of credit valuation adjustments ("CVA") derivatives and the positive effects of the monetary policy interest rate reductions in our Asset and Liabilities ("ALM") positions in Chile; (ii) a 4.9% increase in net interest income boosted by an expansion of average interest-earning assets and higher inflation-linked income in Chile; (iii) higher recoveries of loan written-off as losses; (iv) a 86.7% increase in other opera-ting income net; and (v) a 5.4% decrease in administrative expenses.
These positive highlights were partly offset by a 10.8% decrease in net fee and commission income and a 4.8% increase in personnel expenses due to higher severance costs -not related to the merger process- in the quarter and adjustments in provisions for vacations.
Return on Average Tangible Equity1
The annualized recurring return on average tangible equity reached 10.8% in the second quarter of 2017, 4.9 percentage points up when compared to the previous quarter. Tangible shareholders' equity totaled Ch$1,857.3 billion a 0.5% increase from the previous quarter. In this quarter, tangible shareholders' equity was benefited by the increase in retained earnings in the period.
Annualized recurring return on average assets ex goodwill and ex intangibles from business combination reached 0.7% in the second quarter of 2017, up 30 basis points from the previous quarter.

(1) Tangible Equity Shareholders equity net of goodwill, intangibles from business combination and related deferred tax liabilities; for further details see page 14 on this Report.

In the second quarter of 2017, net operating profit before loan losses, -representing net interest income, net fee and commission income, net total financial transactions and other operating income, net- totaled Ch$275,820 million, an 11.5% increase from the previous quarter and a 5.4% increase from the same period of the previous year. The main components of net operating profit before loan losses and other items of income statements are presented ahead.
Net Interest Income
The net interest income for the second quarter of 2017 totaled Ch$192,804 million, an increase of Ch$8,928 million when compared to the previous quarter, mainly due to (i) a higher inflation-linked income; (ii) an expansion of average interest-earning assets and (iii) a marginal improvement in our spreads in Colombia due to the marginal reduction in funding costs as the monetary policy interest rate continued to decrease.
Our net interest margin reached 2.9% in this quarter, a decrease of 10 basis points when compared to the previous quarter and also a decrease when compared to the same quarter last year. The decrease in the current quarter compared to the previous is the same when excluding inflation-indexation effects. Our net interest margin ex-indexation reached 2.6% in the second quarter of 2017 compared to 2.7% and to 2.4% in the first quarter of 2017 and in the second quarter of 2016 respectively.

Management Discussion & Analysis	Executive Summary

The result from loan losses, net of recoveries of loans written-off as losses, decreased 9.5% from the previous quarter, totaling Ch$68,700 million in the quarter. This improvement was mainly due to a 109.4% increase in recoveries of loans written-off as losses from the previous quarter.

In the second quarter of 2017, the efficiency ratio reached 54.6%, an improvement of 6.5 percentage points from the previous quarter, mainly due to lower administrative expenses and higher net operating profit.

In the second quarter of 2017, the risk-adjusted efficiency ratio, which also includes the result from loan losses, reached 79.5%, an improvement of 12.2 percentage points from the previous quarter. This was primarily due to the aforementioned improvement in the efficiency ratio along with lower provisions for loan losses in the period, as previously described.

Management Discussion & Analysis	Executive Summary

* Investment portfolio: Trading investments, available-for-sale investments, held-to-maturity investments
** Total other assets: Investments under resale agreements, financial derivatives contracts, investments in other companies, intangible assets, property, plant and equipment, current taxes, deferred taxes and other assets.

Management Discussion & Analysis	Executive Summary

* Total other liabilities: Financial derivatives contracts, interbank borrowings, other financial liabilities, current taxes, deferred taxes, provisions, other liabilities, capital, reserves, valuation adjustment, income for the period, minus: provision for mandatory dividend, non-controlling interest.

Balance Sheet | Tangible Equity Breakdown

The chart below shows the calculation of the tangible Shareholders Equity or "Managerial Equity" which we use to determine the Recurring RoTAE.

Management Discussion & Analysis	Executive Summary

Credit Portfolio
By the end of the second quarter of 2017, our total credit portfolio reached Ch$21,003.3 billion, decreasing 0.4% from the previous quarter and 2.7% from the same period of the previous year. These decreases are explained by a 5.3% depreciation of the Colombian against the Chilean peso compared with an appreciation of 3.1% in the previous quarter; and a 3.8% depreciation of the Colombian peso against the Chilean peso in the last twelve-month period. Approximately 24% of our loan portfolio is denominated in Colombian peso.
In constant currency, total loans in Colombia increased 1.4% in this quarter and 0.6% in the last twelve-month period. In Chile, loan portfolio increased 0.7% in this quarter and decreased 2.0% in the last twelve-month period.

As of June 30, 2017, Ch$7,489 million of our total credit portfolio was denominated in, or indexed to, foreign currencies. This portion decreased 2.5% in this quarter, mainly due to the depreciation of the Colombian peso against the Chilean peso.

By the end of the second quarter of 2017, our total consolidated NPL ratio for operations 90 days overdue reached 1.83%, an increase of 4 basis points from the previous quarter and of 38 basis points from the same period of 2016.

The NPL ratio also increased by 5 basis points for commercial loans from 1.63% to 1.68% compared to the previous quarter. The NPL ratio for mortgage loans is stable at 2.38% in this quarter.

2nd quarter of 2017

Management Discussion & Analysis

Income Statement Analysis

Itaú CorpBanca

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Management Discussion & Analysis	Income Statement Analysis

Managerial Results - Breakdown by country

In this section, we present and analyze our results from the operations in Chile and in Colombia separately for 2Q'17, 1Q'17 and 2Q'16:

The financial results of Itaú CorpBanca in Chile include some expenses associated with our Colombian operations. To provide a clear view of the contribution of each operation to the consolidated financial results we have reclassified from Chile to Colombia the cost of derivative structures used to hedge the investment and its related tax effects, as well as the amortization of intangible assets generated by the acquisition of Santander Colombia that were registered in Chile before the Merger. For more details on managerial information, please refer to page 8 of this report.

Management Discussion & Analysis	Income Statement Analysis

The Accounting and Managerial Income Statement reconciliation for 2Q'17, 1Q´17 and 2Q'16 is presented below:

Managerial reclassifications:

(a) Cost of investment Hedge: carry cost of the derivatives used for the economic hedge of the investment in Colombia, currently booked in Chile.
      (b)  Cost of Fiscal Hedge: cost of the derivative structure used for the fiscal hedge of the investment in Colombia, currently booked in Chile.

Managerial Results - Breakdown for Chile
Net Income analysis for Chile presented below is based on the Managerial Income Statement with the adjustments shown on page 18:

Net Interest Income

In the second quarter of 2017, the Net Interest Income totaled Ch$134,559 million, a 1.7% increase compared to the previous quarter.

Compared to the same period of the previous year, the Net Interest Income decreased 5.5%.

2Q17 versus 1Q17

Our Net Interest Income in the second quarter of 2017 presented an increase of Ch$ 2,184 million, or 1.7% when compared to the first quarter of 2017. This increase is explained mainly by higher inflation- linked income, as the UF (Unidad de Fomento, the official inflation-linked unit of account in Chile), increased 0.73% in the second quarter of 2017 compared to an increase of 0.47% in the first quarter, and an expansion of the average interest-earning assets. This was partially offset by a lower interest yield due to a decrease in monetary policy interest rates in Chile, which is compensated with Asset and Liabilities Management (ALM) positions recorded in Total financial transactions, net.
As a consequence of these effects, our Net Interest Margin presented an decrease of 1 basis point to 2.9% in the quarter, or a decrease of 8 basis points to 2.6% when excluding inflation-indexation effects.

2Q17 versus 2Q16
When compared to the second quarter of 2016, our Net Interest Income declined Ch$7,876 million, or 5.5%. The main drivers for this decrease are lower volume of interest earning assets and lower inflation in the quarter when compared to the same period of the previous year. The UF increased 0.47% compared to an increase of 0.93% in the second quarter of 2016. This was partially offset by the marginal improvement in the cost of funding that has been perceived since the Merger on April 1st, 2016.

In the table below, the loan portfolio is split into two groups: wholesale lending and retail lending. For a better understanding of the performance of these portfolios, the main product groups of each segment are presented below:

At the end of the second quarter of 2017, our total consolidated credit portfolio in Chile reached Ch$16.0 trillion, an increase of 0.7% from the previous quarter and a decrease of 2.0% from the second quarter of the previous year.
Retail loan portfolio reached Ch$4.9 trillion at the end of the second quarter of 2017, an increase of 2.2% compared to the previous quarter. Consumer loans reached Ch$1.4 trillion, up 1.4% compared to the previous quarter. Residential mortgage loans reached Ch$3.5 trillion at the end of the second quarter of 2017, an increase of 2.6% compared to the previous quarter and of 5.6% compared to the last twelve-month period. The trend in residential mortgage loans is shifting to focus on cross-selling to our customer base.
On the other hand, wholesale loan portfolio increased 0.1% in the second quarter of 2017, totaling Ch$11.2 trillion. Changes in this portfolio were partly driven by a 0.3% depreciation of the Chilean peso against the U.S. dollar.
Approximately 16% of our loan portfolio booked in Chile is denominated in U.S. dollar.
Lower credit demand from companies has limited our commercial loan portfolio expansion as a result of a more challenging economic environment. The dynamism of economic activity has maintained a downward trajectory since the beginning of 2016, been investment the biggest drag on activity after recording three consecutive quarters of contraction. Also the gradual weakening of the labor market will continue to weigh on consumption. During the second half of the year, higher average copper prices (compared to 2016), cuts in the monetary policy interest rate and lower inflation would allow a recovery, which would lead to a growth of 1.6% in the economic activity (stable compared to 2016).

In the second quarter of 2017, net provision for loan losses (provision for loan losses, net of recovery of loans written-off as losses) totaled Ch$37,296 million, a 2.7% decrease from the previous quarter, driven by an increase in recoveries. The recovery of loans written-off as losses increased 93.8% from the first quarter of 2017. Provision for loan losses increased 9.2% compared to the previous quarter reflecting the still challenging economic scenario.
Net provision for loan losses increased 29.3% compared to the second quarter of 2016 reflecting the aforementioned economic scenario. The recovery of loans written-off as losses increased 91.8% from the second quarter of 2016.
Provision for Loan Losses and Loan Portfolio
At the end of the second quarter of 2017, our provision for loan losses over loan portfolio decreased to 0.9% from 1.0% compared to the previous quarter and increased from 0.7% for the second quarter of last year reflecting the still challenging economic scenario and our more conservative credit risk approach since 4Q 2016.

As of June 30, 2017, our loan portfolio increased 0.7% from March 31, 2017, reaching Ch$16.0 trillion, whereas the allowance for loan losses increased 4.1% in the quarter, totaling Ch$355.8 billion. The ratio of allowance for loan losses to loan portfolio went from 2.15% as of March 31, 2017 to 2.22% as of June 30, 2017, an increase of 7 basis points.

The portfolio of credits 90 days overdue increased 0.4% from March 31, 2017 and increased 20.2% from the same period of the previous year, driven by an increase in both the wholesale and the retail segments.

The NPL ratio of credits 90 days overdue was almost flat compared to the previous quarter, and reached 1.76% by the end of June of 2017. Compared to the same period of 2016, the ratio increased 32 basis points.

In June 2017, the NPL ratio over 90 days for consumer loans went down from 2.10% to 1.88%. The NPL ratio for mortgage loans also decreased by 6 basis points (from 2.41% to 2.35%) from the previous quarter mainly driven by the economic slowdown.

The NPL ratio also increased by 4 basis points for commercial loans from 1.53% to 1.57% compared to March 2017.

As of June 30, 2017, the 90-days coverage ratio reached 126%, 5 percentage points up from the previous quarter.

Compared to June 30, 2016, the total 90-days coverage ratio decreased 2 percentage points reflecting that in previous quarters provisions anticipated potential overdue in our portfolio.

In the second quarter of 2017, the loan portfolio write-off totaled Ch$28.1 billion, a 3.4% decrease compared to the previous quarter. The ratio of written-off ope-rations to loan portfolio average balance reached 0.70%, down 3 basis points compared to the first quarter of 2017.

In this quarter, income from recovery of loans written-off as losses increased Ch$5,041 million, or 93.8%, from the previous quarter.

In a 12-month period, the income from recovery of loans written-off as losses in-creased Ch$4,985 million, or 91.8%, compared to the same period of the previous year.

In the second quarter of 2017, the NPL Creation, reached Ch$29.2 billion down 51.7% compared to the previous period.

In the second quarter of 2017, the total NPL Creation coverage reached 163%, which means that the provision for loan losses in the quarter was higher than the NPL Creation. The trend reflects that our portfolio is more concentrated in wholesale loans where we anticipate the provision compared to the overdue.

In the second quarter of 2017, commissions and fees amounted to Ch$30,762 million, a decrease of 13.9% from the previous quarter mainly driven by lower fees from structuring project financing and syndicated loans.
Compared to the second quarter of 2016, these revenues decreased 7.6%. Decreases in all commission lines were partly offset by the increase in insurance brokerage fees.

In the second quarter of 2017, net total financial transactions position amounted Ch$27,588 million, a Ch$15,468 million increase from the previous quarter and a Ch$23,585 million increase from the second quarter of 2016, due to counterparty risk reduction that benefited the mark to market of credit valuation adjustments (CVA) derivatives after an increase in guarantees, and the positive effects of the Monetary Policy interest rate reductions in our Asset and Liabilities (ALM) positions.

Operating expenses totaled Ch$98,927 million in the second quarter of 2017, decreasing 1.9% when compared to the first quarter of 2017. This decrease is mostly explained by lower administrative expenses, due to lower advertisement and promotion expenses in the quarter, as well as, a reduction of other general administrative expenses.
Personnel Expenses
Personnel expenses totaled Ch$48,162 million in the second quarter of 2017, an 8.2% increase when compared to the previous quarter. This in-crease is due to higher severance costs in the quarter and adjustments in provisions for vacations. In comparison to the second quarter of 2016, there is a 4.4% decrease in expenses due to lower compensation expenses, partially compensated by higher severance costs.
Number of Employees
The total number of employees was 5,929 at the end of the second quarter of 2017 compared to 5,902 in the first quarter of 2017 and 6,195 at the end of the second quarter of 2016, a 4.3% reduction in headcount in twelve months.

Administrative Expenses

Administrative expenses amounted to Ch$ 43,310 million in the second quarter of 2017, a 12.3% decrease when compared to the previous quarter. As previously mentioned, this decrease was influenced by lower advertisement and promotion expenses in the quarter, as well as, a reduction of other general administrative expenses. When compared to the second quarter of 2016, there was a 30.1% increase explained by software license renewals and other systems related expenses concentrated in this quarter, higher occupancy costs due to the transition to our new headquarters initiated later in 2016 as well as the fact that the second quarter of 2016 had lower than year-average recorded administrative expenses due to payment schedule changes as a consequence of the merger process.

Depreciation and Amortization

Depreciation and amortization expenses totaled Ch$7,454 million in the second quarter of 2017, an 8.1% increase when compared to the first quarter of 2017. This is explained by the investment made in the development of software and systems, which increases the base of intangibles in our balance sheet as well as an increase in fixed assets related to the remodeling of our new headquarters and the migrated branches. When compared to the second quarter of 2016, there was 24.5% increase due to the same reasons discussed above.

Efficiency Ratio and Risk-Adjusted Efficiency Ratio Chile

We present the efficiency ratio and the risk-adjusted efficiency ratio, which includes the result from loan losses.

Efficiency Ratio
In the second quarter of 2017, the efficiency ratio reached 51.1%, an improvement of 6.3 percentage points compared to the first quarter of 2017. This improvement was mainly due to lower administrative expenses of 12.3%, and higher net operating profit before loan losses of 10.2%.
Risk – Adjusted Efficiency Ratio
The risk-adjusted efficiency ratio, which also includes the result from loan losses, reached 70.3% in the second quarter of 2017, an improvement of 8.9 percentage points compared to the previous quarter, mainly as a result of the de-crease in administrative expenses, an increase in operating profit before loan losses and lower provisions for loan losses in the period.
When compared to the second quarter of 2016, the risk-adjusted efficiency ratio deteriorated by 3.5 percentage points mainly due to the increase in administrative expenses and higher provisions for loan losses in the period.
When compared to the second quarter of 2016, the efficiency ratio deteriorated by 60 basis points, mostly explained by the increase in administrative expenses of 30.1% partly offset by an increase in net operating profit during the period of 9.1%.
Net Operating Profit Before Loan Losses Distribution

The chart below shows the portions of net operating profit before loan losses used to cover operating expenses and result from loan losses.

Points of Service Chile
Our distribution network provides integrated financial services and products to our customers through diverse channels, including ATMs, traditional branches, internet banking and telephone banking.
Branches
As of June 30, 2017 we had 214 branches in Chile, a decrease of 10 branches or a 4.5% since the consummation of the Merger (April 1, 2016) as part of our enhanced branch network strategy meant to create additional savings.
As part of our merger process, in the third quarter of 2016 we started the branch network migration with a pilot test of two offices. The process has continued with 42 additional branches migrated in 4Q 2016 and 2Q 2017. As a result, the brand composition has changed. We expect to complete the branch migration by the end of 2017.
By the end of the second quarter of 2017, we operated in Chile 27 branch offices under "CorpBanca" brand, 130 under the "Itaú" brand and 56 branches under "Banco Condell" brand -our consumer finance division-. Additionally, we have one branch in New York.

Automated Teller Machines (ATMs)
By the end of the second quarter of 2017, the number of ATMs totaled 493 in Chile, a decrease of 4 ATMs or a 0.6% since the consummation of the Merger. Additionally, our customers had access to over 7,600 ATMs in Chile through our agreement with Redbanc.

Managerial Results - Breakdown for Colombia

Net Income analysis for Colombia presented below is based on the Managerial Income Statement with the adjustments shown on page 18:

Net Interest Income

In the second quarter of 2017, the Net Interest Income totaled Ch$57,812 million, a 11.3% increase compared to the previous quarter.

Compared to the same period of the previous year, the Net Interest Income increased 8.3%.

2Q17 versus 1Q17

Our Net Interest Income in the second quarter of 2017 presented an increase of Ch$5,856 million, or 11.3% when compared to the first quarter of 2017. This increase is explained by a higher volume of interest earning assets and a marginal improvement in our spreads due to the marginal reduction in funding costs as the monetary policy rate continued to decrease, accumulating a 125 basis point reduction year-to-date.
As a consequence of these effects, our Net Interest Margin presented an increase of 28 basis point to 3.8% in the quarter.

2Q17 versus 2Q16

When compared to the second quarter of 2016, our Net Interest Income increased Ch$ 4,410 million, or 8.3%. This is explained by a decrease in our cost of funding due to the reduction in the monetary policy interest rate previously mentioned. This was partially offset by a decrease of our interest earning assets. As a consequence, our Net Interest Margin presented a 59 basis point increase when compared to the second quarter of 2016.

Credit Portfolio by Products
In the table below, the loan portfolio is split into two groups: wholesale lending and retail lending. For a better understanding of the performance of these portfolios, the main product groups of each segment are presented below.
Excluding the effect of the foreign exchange variation, at the end of the second quarter of 2017, the Colombian portfolio increased 1.4% and reached Ch$5.0 trillion, when compared to the previous quarter and 0.6% during the twelve-month period.
Loan portfolio trend in Colombia reflects the impact of a significantly lower pace of growth driven by the economic slowdown since 2016. After closing 2016 with a 2.0% economic expansion, 2017 has been affected by a weaker labor market and by the increase of VAT. In this context, our retail loan portfolio reached Ch$1.6 trillion at the end of the second quarter of 2017, a decrease of 0.8% compared to the previous quarter. Consumer loans reached Ch$1.1 trillion, down 0.9% compared the previous quarter. As the labor market continues to weaken and private sentiment remains in pessimistic territory, the dynamism of consumption is likely to remain subdued in the short term, which will be accompanied by weak industrial activity in general.
Residential mortgage loans reached Ch$522.0 billion at the end of the second quarter, a decrease of 0.6% compared to the previous quarter. This decrease is due to a mortgage loan portfolio securitization by CP$72.3 billion (approximately US$23.7 million) equivalent to a 3.0% of our mortgage loan portfolio and to a 0.3% of our total loan portfolio.

The improvement in agricultural activity (after the end of the El Niño weather phenomenon) could not compensate for the contraction in the construction and mining activity, mainly related to oil. The high frequency indicators for 2Q 2017 do not show a significant improvement since the beginning of the year, although it is possible that the economic activity is showing signs of stabilization. This trend continues to limit our wholesale loan portfolio expansion and, at the same, has driven to significant reflections on the credit quality of some customers.
Despite this challenging economic scenario, our commercial loans increased 3.0% in the second quarter of 2017, totaling Ch$2.8 trillion and maintained stable compared to the last twelve-month period. Part of this increase is explained by the completion of the acquisition of the assets and liabilities of Corporación Financiera Itaú BBA Colombia in June 2017 as part of the Transaction Agreement between Itaú Unibanco and CorpGroup. Thus, we have added COP$213.4 billion to our commercial loans portfolio (approximately US$70 million) equivalent to 1.4% of the commercial loans portfolio and to 0.9% of the total loans portfolio.
The expected recovery in economic activity and loans demand in next quarters this year and next year is based on the ongoing monetary stimulus cycle, and the increase in investment related to the 4G PPP program and the higher average oil prices.

In the second quarter of 2017, net provision for loan losses (provision for loan losses, net of recovery of loans written off as losses) totaled Ch$30,550 million, a 16.1% decrease from the previous quarter due to the decrease in the provision for loan losses.
Provision for loan losses decreased 9.5% compared to the previous quarter mainly due to a lower provision in the corporate segment. The recovery of loans written off as losses increased by Ch$2,276 million (178.4%) from the first quarter of 2017.
Provision for Loan Losses and Loan Portfolio
At the end of the second quarter of 2017, our provision for loan losses over loan portfolio was 2.5%, a decrease of 50 basis points compared to the previous quarter and an increase of 30 basis points compared to the second quarter of last year.

As of June 30, 2017, the loan portfolio increased by 1.4% in constant currency compared to March 31, 2017, reaching Ch$5.0 trillion, whereas the allowance for loan losses increased 4.1% in the quarter, totaling Ch$268,633 million. The ratio of allowance for loan losses to loan portfolio went from 5.41% as of March 31, 2017 to 5.27% as of June 30, 2017, a decrease of 14 basis points in the quarter.

The portfolio of credits 90 days overdue increased 11.5% on the second quarter compared to previous quarter and increased 36.7% compared to same period of the previous year, driven by an increase in NPLs of mortgage loans 90 days overdue.

In June 2017, the NPL ratio over 90 days for consumer loans increased from 1.45% to 1.69%. The NPL ratio for mortgage loans increased by 43 basis points (from 2.16% to 2.59%) from the previous quarter. The NPL ratios over 90 days for both consumer and mortgage loans have deteriorated in the Colombian financial sector, nevertheless the Bank´s NPL ratios continue to perform better than the average of banks in Colombia.

The NPL ratio increased by 12 basis points for commercial loans from 1.94% to 2.06% compared to March 2017 reflecting corporate customers arrears that the Bank has previously provisioned.

As of June 30, 2017, the 90-days coverage ratio reached 266%, a decrease of 19 percentage points from the previous quarter. On a twelve-month comparison, the total 90-days coverage ratio decreased 60 percentage points.

It is important to note that we maintain a high coverage for the Colombian loan portfolio given that the regulatory criteria that we have to follow for that portfolio -for consolidation purposes only- is to apply the most conservative provisioning rule between Chile and Colombia.

In the second quarter of 2017, the loan portfolio write-off totaled Ch$10.8 billion, a 69.3% decrease compared to the previous quarter. The ratio of written-off operations to loan portfolio average balance reached 0.89%, a 2.0 percentage points decrease compared to the first quarter of 2017. Write-offs were particularly high in 4Q 2016 and 1Q 2017 due to some corporate clients write-offs.

In this quarter, income from recovery of loans written-off as losses increased by Ch$2,275 million, or 178.3%, from the previous quarter.

In the second quarter of 2017, the income from recovery of loans written-off as losses increased by Ch$1,383 million compared to the same period of the previous year.

In the second quarter of 2017, the NPL Creation reached Ch$21.3 billion, a decrease of 18.1% compared to the previous period.

In the second quarter of 2017, the total NPL Creation coverage reached 209%, up 77 percentage points compared to the previous quarter.

In the second quarter of 2017, commissions and fees amounted to Ch$9,676 million, remaining stable from the previous quarter. Compared to the second quarter of 2016, these revenues decreased 25.4%, driven by lower credit and account fees and asset management and brokerage fees as a result of lower commercial activity due to a weaker economic scenario.
In the second quarter of 2017, total financial transactions and foreign exchange profits amounted to Ch$19,250 million, an increase of 8.6% from the previous quarter. Compared to the second quarter of 2016, these revenues decreased 4.0% reflecting higher market opportunities driven from the monetary policy interest rate decrease.

Operating expenses totaled Ch$49,899 million in the second quarter of 2017, a 3.1% increase when compared to the first quarter of 2017. This increase is explained by higher administrative expenses related to the rebranding of branches and higher insurance costs for our deposits.
When compared to the second quarter of 2016, operating expenses increased 6.0%, explained by higher personnel expenses.
Personnel Expenses
Personnel expenses totaled Ch$20,738 million in the second quarter of 2017, a 2.1% decrease when compared to the first quarter of 2017. This decrease in mainly explained by a reduction in severance cost provisions.
When compared to the second quarter of 2016, personnel expenses in-creased 20.0% due to higher profit sharing provisions. This is also influenced by a reversal of excess provisions in the 2Q16.
Number of Employees
The total number of employees was 3,604 at the end of the second quarter of 2017 compared to 3,603 in the first quarter of 2017 and 3,664 at the end of the second quarter of 2016, a -1.6% reduction in headcount in twelve months.

Administrative Expenses
Administrative expenses amounted to Ch$ 26,276 million in the second quarter of 2017, a 7.8% increase when compared to the previous quarter. This increase was mainly driven by the rebranding of all Helm branded branches to the Itaú layout and brand, marking the introduction of the Itaú brand in the Colombian retail banking, as well as an increase in the cost of insurance paid for our deposits as a consequence of the downgrade of our Subsidiary's ratings from Fitch in April, 7th from AAA(col) to AA+(col).
When compared to the second quarter of 2016, the 6.0% increase is explained by the same factors stated above.
Depreciation and Amortization

Depreciation and amortization expenses totaled Ch$2,884 million in the second quarter of 2017, a 2.3% increase when compared to the second quarter of 2016 and a 226.8% increase. This is explained by a revision of the monthly amortization of intangibles executed during the third quarter of 2016.

Efficiency Ratio and Risk-Adjusted Efficiency Ratio Colombia
We present the efficiency ratio and the risk-adjusted efficiency ratio, which includes the result from loan losses.

Efficiency Ratio
In the second quarter of 2017, our efficiency ratio reached 58.7%, an improvement of 4.9% when compared to the first quarter of 2017. This trend was mainly due to lower personnel expenses of 2.1%, and higher net operating profit of 37.5%.
Risk – Adjusted Efficiency Ratio
The risk-adjusted efficiency ratio, which also includes the result from loan losses, reached 94.6% in the second quarter of 2017, an improvement of 17.0 percentage points compared to the previous quarter, mainly as a result of lower provisions for loan losses in the period.
When compared to the second quarter of 2016, the risk-adjusted efficiency ratio deteriorated by 11.7 percentage points mainly due to the decrease in operating expenses and the decrease of net operating profit..
When compared to the second quarter of 2016, the efficiency ratio deteriorated by 8.3 percentage points, mostly explained by the increase in operating expenses of 16.2% and a decrease of 5.3% in net operating profit before loan losses during the period.
Net Operating Profit Before Loan Losses Distribution
The chart below shows the portions of net operating profit before loan losses used to cover operating expenses and result from loan losses.

Points of Service Colombia

Our distribution network provides integrated financial services and products to our customers through diverse channels, including ATMs, traditional branches, internet banking and telephone banking.

Branches

As of June 30, 2017, we had 176 branches, in both Colombia and Pa-nama, under the brands CorpBanca and Itaú.

As part of our integration process, in the second quarter of 2017 we have introduced the "Itaú" brand starting completing the rebranding of the Helm's branch network in May 2017.

Automated Teller Machines (ATMs)

By the end of the second quarter of 2017, the number of ATMs totaled 176. Additionally, our customers had access to over 15,200 ATMs in Colombia through Colombia's financial institutions.

Assets

As of June 30, 2017, total consolidated assets amounted to Ch$29.0 trillion, stable compared to the end of the previous quarter and with a decrease of 5.7% in twelve months.

The chart below shows the contribution of Chile and Colombia to the total consolidated assets.

Total funding, including interbank deposits, amounted to Ch$23.4 trillion by the end of the second quarter of 2017, a decrease of Ch$308.5 billion compared to the previous quarter. This decrease is consistent with a lower pace in our commercial activity.
Our funding strategy is to optimize all sources of funding in accordance with their costs, their availability, and our general asset and liability management strategy. The funding structure in the period of time analyzed in this report has changed seeking for a longer tenor maturity and diversification.

In this context, Itaú CorpBanca successfully placed senior bonds in the local market during 2016 for a total of US$923 million approximately (only US$80 million in the fourth quarter of 2016) but placed US$1,291 million year-to-date from which US$1,049 million where issued in the first quarter of 2017 (only US$242 million in the second quarter of 2017) seeking for longer maturity tenor and maintaining comfortable liquidity levels under BIS III standards. In addition, the spreads obtained on these issuances have allowed for an improvement in the cost of funds. The terms of these bonds are set forth below:

Our strategy of diversification also includes two syndicated loans, one for US$465 million maturing in April 2020 and a US$200 million AB Loan led by IFC (a 5-year tenor for the A Loan and a 3-year tenor for the B Loan, maturing on December 2020 and December 2018, respectively).

Liabilities | June 30, 2017

In Ch$ million, end of period	Consolidated*	Business in Chile	Ch$	UF	FX	Business in Colombia
Deposits and other demand liabilities	4,355,763	2,324,443	1,841,186	10,255	473,002	2,031,320
Unsettled transactions	264,195	264,195	114,884	-	149,311	-
Investments sold under repurchase agreements	554,993	301,044	301,044	-	-	253,949
Time deposits and other time liabilities	9,957,387	7,466,826	5,387,876	1,084,650	994,300	2,490,561
Financial derivatives contracts	913,901	839,944	650,541	106,429	82,974	73,957
Interbank borrowings	2,073,996	1,489,021	(1,261)	-	1,490,282	584,975
Issued debt instruments	6,391,368	5,817,421	1,089,001	3,727,192	1,001,228	573,947
Other financial liabilities	16,518	14,437	14,437	-	-	2,081
Current taxes	-	-	-	-	-	-
Deferred taxes	213,566	115,575	114,908	-	667	97,991
Provisions	157,395	87,621	76,591	-	11,030	69,774
Other liabilities	601,587	551,522	338,429	117,174	95,919	50,065
Total Liabilities	**25,500,669**	**19,272,049**	**9,927,636**	5,045,700	**4,298,713**	**6,228,620**
	-					
Capital	1,862,826	1,776,539	1,776,539	-	-	86,287
Reserves	1,294,108	664,938	664,938	-	-	629,170
Valuation adjustment	14,853	9,289	9,289	-	-	5,564
Retained Earnings:	**63,756**					
Retained earnings or prior periods	1,441	53,723	53,723	-	-	(52,282)
Income for the period	89,021	90,822	49,235	27,326	14,261	(1,801)
Minus: Provision for mandatory dividend	(26,706)	(26,706)	(26,706)	-	-	-
Attributable to bank shareholders	3,235,543	2,568,605	2,527,018	27,326	14,261	666,938
Non-controlling interest	225,341	224,483	224,483	-	-	858
Total Equity	**3,460,884**	**2,793,088**	**2,751,501**	27,326	**14,261**	**667,796**
Total equity and liabilities	**28,961,553**	**22,065,137**	**12,679,137**	**5,073,026**	**4,312,974**	**6,896,416**

* Consolidated data not only considers Chile and Colombia but also adjustments related to intercompany and minority shareholders.

Minimum Capital Requirement

Our minimum capital requirements follow the set of rules disclosed by the SBIF, which implement the Basel I capital requirements standards in Chile. These requirements are expressed as ratios of available capital - stated by the Referential Equity, or of Total Capital, composed of Tier I Capital and Tier II Capital - and the risk-weighted assets, or RWA. Minimum total capital requirement corresponds to 10.0%.

Itaú CorpBanca will target a capital ratio based on the greater of 120% of the minimum regulatory capital requirement of the average regulatory capital ratio of the three largest private banks in Chile and Colombia.

As of May 31, 2017, the last public information published by the SBIF, the average regulatory capital ratio of the three largest private banks in Chile was 13.5%.

Quarterly Evolution of the Regulatory Capital Ratio

At the end of the second quarter of 2017 our Regulatory Capital Ratio reached 14.5%, a 39 basis point increase when compared to the first quarter of 2017.

This increase is mainly explained by the increase of our Basic Capital due to the increase in retained earnings in the period and by the de-crease of risk weighted assets as an effect of the depreciation of the Colombian Peso relatively to the Chilean Peso in the quarter.

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Itaú

2nd quarter of 2017

Management Discussion & Analysis

Additional Information

Itaú CorpBanca

Ownership Structure

Itaú CorpBanca capital stock is comprised of 512,406,760,091 common shares traded on the Santiago Stock Exchange. Shares are also traded as American Depositary Receipts ("ADR") on the New York Stock Exchange.
Sice the completion of the Merger on April 1, 2016, Itaú CorpBanca is being controlled by Itaú Unibanco. As a result of this transaction, current shareholders structure is as follows:

Itaú CorpBanca paid its annual dividend of Ch$0.001205475/share in Chile on March 27, 2017. The dividend payout ratio was 30% of 2016 Net Income, equivalent to a dividend yield of 0.02%.

For purposes of capital requirements, annual dividends are provisioned at 30%. Dividend policy approved by shareholders in the Annual Shareholders Meeting held in March 2017 is to distribute a final dividend of 100% of the annual net income net from the necessary reserves to comply with capital ratios defined as "Optimal Regulatory Capital" in the "Shareholders Agreement" dated April 1,2016 are part of the "Transaction Agreement "executed on January 29, 2014.

On July 14, 2017, Standard & Poor´s Global Ratings (S&P) placed our 'BBB+A-2' ratings on 'CreditWatch Negative' following the sovereign downgrade. This rating action also impacted other 9 financial institutions in Chile followed by the downgrade of Chile sovereign rating on July 13, 2017 as a result of the erosion in macroeconomic profile and modest increase in the sovereign's vulnerability to external shocks.

Local Credit Risk Rating
On a national scale, Itaú CorpBanca is rated by Feller Rate and Humphreys.
On March 31, 2017, Feller Rate affirmed local ratings in 'AA', reflecting a strong business profile, a strong risk profile, an adequate capital and liquidity position and a moderate generation capacity. The outlook was confirmed as 'Stable'.

On April 28, 2017, Humphreys affirmed local ratings in 'AA' based on the ability of the bank to develop a business model and an organizational structure based on sound formal procedures for controlling risks inherent to its activity, including credit, market and operational areas. Outlook was confirmed as 'Stable'.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
Certain statements in this Report may be considered as forward-looking statements. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. These forward-looking statements include, but are not limited to, statements regarding expected benefits and synergies from the recent merger of Banco Itaú Chile with and into CorpBanca, the integration process of both banks, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth, as well as risks and benefits of changes in the laws of the countries we operate, including the Tax Reform in Chile.
These statements are based on the current expectations of Itaú CorpBanca's management. There are risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, (1) problems that may arise in successfully integrating the businesses of Banco Itaú Chile and CorpBanca, which may result in the combined company not operating as effectively and efficiently as expected; (2) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (3) the credit ratings of the combined company or its subsidiaries may be different from what Itaú CorpBanca or its controlling shareholders expect; (4) the business of Itaú CorpBanca may suffer as a result of uncertainty surrounding the merger; (5) the industry may be subject to future regulatory or legislative actions that could adversely affect Itaú CorpBanca; and (6) Itaú CorpBanca may be adversely affected by other economic, business, and/or competitive factors.
Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Itaú CorpBanca's management. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved.
We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. More information on potential factors that could affect Itaú CorpBanca's financial results is included from time to time in the "Risk Factors" section of Itaú CorpBanca's Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed with the SEC. Furthermore, any forward-looking statement contained in this Report speaks only as of the date hereof and Itaú CorpBanca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this Report are expressly qualified by this cautionary statement.
CONTACT INFORMATION:
Gabriel Moura
CFO. Itaú CorpBanca
Santiago. Chile
Phone: (562) 2686-0558
IR@corpbanca.cl
Claudia Labbé
Head of Investor Relations. Itaú CorpBanca
Santiago. Chile
Phone: (562) 2660-1751
claudia.labbe@itau.cl
Nicolas Bornozis
President. Capital Link
New York. USA
Phone: (212) 661-7566
nbornozis@capitallink.com

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